UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 001-36073

ENZYMOTEC LTD.

(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
 P.O. Box 6
Migdal Ha’Emeq 2310001, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Update re: Acquisition Transaction

As previously reported, Enzymotec Ltd. (“Enzymotec”) and Frutarom Ltd. (“Frutarom”) are parties to that certain Agreement and Plan of Merger, dated as of October 28, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Enzymotec, Frutarom, and Frutarom Tech Ltd., an Israeli company and a wholly-owned subsidiary of Frutarom, pursuant to which Enzymotec will become a wholly owned subsidiary of Frutarom upon the consummation of the merger under the Merger Agreement (the “Merger”).  A copy of the Merger Agreement was appended as Exhibit 99.1 to Enzymotec’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on October 30, 2017.

Further to Enzymotec Shareholder's approval, subject to certain business actions aimed to facilitate the planned integration, already performed by Enzymotec, and Effective as of the date of this Report Frutarom has agreed to deem satisfied the closing conditions set forth in Section 8.2(a) (Representations and Warranties); Section 8.2(b) (Performance of Obligations of the Company); and Section 8.2(d) (Company Material Adverse Effect) subject to certain exceptions.  The exceptions relate to certain specified representations and warranties of Enzymotec that must be true and correct (subject to the agreed-upon qualifications) as of the closing date of the Merger, and certain specified covenants and agreements under the Merger Agreement that Enzymotec must continue to comply with in all material respects through the closing date of the Merger

Cautionary Note Regarding Forward-Looking Statements

Information included in this Report of Foreign Private Issuer on Form 6-K may contain forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the expected timing of the proposed acquisition, and the satisfaction or waiver of any conditions to the proposed acquisition. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Enzymotec and its industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) Enzymotec may be unable to satisfy conditions to the closing of the proposed acquisition; (2) the proposed acquisition may involve unexpected costs, liabilities or delays; (3) any event or change could occur or other circumstances could arise that could cause the termination of the merger agreement; (4) the proposed acquisition may disrupt current plans and operations and could cause potential difficulties in employee retention; (5) the proposed acquisition may adversely impact relationships with Enzymotec’s commercial counter-parties; (6) other risks may imperil the consummation of the proposed acquisition, which may result in the acquisition not being consummated within the expected time period or at all; and (7) the risks described in Enzymotec’s filings with the SEC may be realized. For more details, please refer to Enzymotec’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2016, and its Reports of Foreign Private Issuer on Form 6-K furnished to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZYMOTEC LTD.

Date: December 26, 2017	By:	/s/ Dror Israel
Name: Dror Israel
Title: Chief Financial Officer